





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69332

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Assetpoint Financial, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 North 17th Street, Suite 1800
(No. and Street)

Arlington	VA	22209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William T. Bergin 703-292-3489
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

8350 Broad Street	McLean	VA	22209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William T. Bergin   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Assetpoint Financial, LLC   , as
of December 31,   , 20 20   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No Exceptions



JACOB SAMUEL SPECTOR
Commission #HH 42133
My Commission Expires
September 14, 2024

Online Notary Public. This notarial act involved the use
of online audio/video communication technology.

William T Bergin
Signature

Chief Compliance Officer
Title

Jacob Samuel Spector    03/01/2021 01:03
Notary Public   PM EST

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)



KPMG LLP
Suite 900
8350 Broad Street
McLean, VA 22102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Assetpoint Financial, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Assetpoint Financial, LLC (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2015.

McLean, Virginia
March 1, 2021

ASSETPOINT FINANCIAL, LLC

Statement of Financial Condition

December 31, 2020

Assets

Cash and cash equivalents	$	1,477,164
Accounts receivable		19,856
Prepaid expenses		12,610
Fixed assets, net		136,215
Total assets	$	1,645,845

Liabilities and member's equity

Due to member		76,988
Other current liabilities		81
Total liabilities		77,069
Member's equity:		
Contributed capital		3,139,339
Accumulated deficit		(1,570,563)
Total member's equity		1,568,776
Total liabilities and member's equity	$	1,645,845

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) Organization

Assetpoint Financial, LLC (Company or APF) was formed in the State of Delaware in July 2013 as a wholly owned subsidiary of IntraFi Network, LLC (IFN and or Member) formerly Promontory Interfinancial Network, LLC. IFN is the sole member of APF and is a Delaware limited liability company that was formed in May 2002. Nexus Buyer LLC is the sole member of IFN. Nexus Buyer LLC is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC.   IFN provides services to APF including, but not limited to, sales, legal, marketing, human resources, and finance and accounting pursuant to an intercompany services agreement. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority (FINRA). The Company is not subject to the requirements of the Customer Protection Rule (Securities and Exchange Commission (SEC) Rule 15c3-3) because the Company's business activities are limited to those set forth in the conditions for exemption appearing in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

APF is an affiliate through common ownership of Assetpoint Services, LLC (APS), a Delaware limited liability company formed in September 2012. APS operates an informational website named Bank Assetpoint® (www.bankassetpoint.com) on which eligible participants can post and view listings of certain eligible assets. Eligible participants include banks, savings associations, credit unions, licensed commercial real estate brokers, loan sale advisory firms, and other sophisticated entities that meet certain requirements indicating that they have experience in buying or selling real estate or loan assets. Eligible assets include commercial real estate and certain loan assets.

The Company's business plan involves offering securities listing services, private placement services, services involving hedging instruments for customers offering marketed-linked certificates of deposit, as well as other brokerage services. The Company also offers a Repo Service that allows banks and other financial institutions to enter repurchase agreement transactions for themselves or as agents for their customers with one or more unaffiliated third-party securities dealers. APF performs agent duties in connection with the Repo Service, will not be party to any repo transaction, and does not at any time have custody of cash or securities in connection with the Repo Service. In 2020, all of APF's revenues were attributable to the Repo Service.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated amounts.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(d) Accounts Receivable

Substantially all accounts receivable are expected to be collected within one year. Management monitors past due balances with clients and, for accounts where collectability is not probable, management records an allowance for uncollectible accounts receivable to reflect management's best estimate of expected recovery. As of December 31, 2020, there is no allowance for uncollectible accounts.

(e) Software Developed for Internal Use

Costs incurred for software developed for internal use are capitalized during the implementation stage and depreciated over the estimated useful life of the software. Such amounts are reported as fixed assets. Costs incurred in the project planning or post-implementation stages are expensed as incurred.

(f) Recent Accounting Pronouncements

Adopted in the Current Period

Effective January 1, 2020, APF adopted the requirements of the Accounting Standards Update No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (ASU 2016-13) and a subsequent amendment ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (ASU 2019-04) in April 2019. ASU 2016-13 requires that expected credit losses relating to financial assets measured on an amortized cost basis, including trade accounts receivable, and available-for-sale debt securities be recorded through an allowance for credit losses. ASU 2016-13 and ASU 2019-04 became effective for APF on January 1, 2021. The adoption of these standards has no impact on APF's financial statements and related disclosures.

(2) Income Taxes

The Company is a single-member limited liability company. No amounts related to income taxes have been recognized in the accompanying financial statements since the Company is treated as a disregarded entity for income tax purposes. IFN, the sole member of the Company, is also disregarded entity for income tax purposes. Nexus Buyer LLC, the sole member of IFN, is a wholly owned subsidiary of Nexus Intermediate Parent LLC, who, in turn, is a wholly-owned subsidiary of Nexus Parent LLC. Therefore, the members of Nexus Parent LLC, a partnership for tax purposes, would be responsible for recording the Company's net income (loss) on their income tax filings. The Company had no unrecognized tax benefits as of or during the year ended December 31, 2020.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. Rule 15c3-1 restricts a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined by Rule 15c3-1. Net capital and aggregate indebtedness change from day to day. At December 31, 2020, the Company had net capital of $1,400,095, which was $1,394,957 in excess of its required capital of $5,138. The Company's aggregate indebtedness at December 31, 2020 was $77,069.

(4) **Transactions with Affiliates**

(a) *Due to Member*

The Company has a balance Due to Member of $76,988 as of December 31, 2020. During 2020, the Company reimbursed IFN for expenses incurred by the Company and paid by IFN on the Company's behalf. The December 31, 2020 ending balance of $76,988 was paid by the Company on February 20, 2021.

(5) **Fixed Assets**

Fixed assets at December 31, 2020 consist of capitalized software development costs of $1,332,722 and accumulated depreciation of $1,196,507 and is being depreciated on a straight-line basis over its estimated useful life of five years. In 2020 the Company recorded $264,454 of depreciation expense.

(6) **Commitments and Contingencies**

In the ordinary course of business, various claims and lawsuits may be brought by or against the Company. As of the end of the year, there were no such claims or lawsuits brought by or against the Company.

(7) **Subsequent Events**

Subsequent to December 31, 2020 and through March 1, 2021, the date through which management evaluated subsequent events and on which date the financial statements were available to be issued, the Company did not identify any material subsequent events.